FORM 5
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)
_X_  Form 3 Holdings Reported
__   Form 4 Transaction Reported

1. Name and Address of Reporting Person:                Ford, Rodney D.
                                                        265 Sunrise Avenue, Suite 204
                                                        West Palm Beach, FL   33401
2. Issuer Name and Ticker or Trading Symbol:            Shoe Krazy, Inc.
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                             September 1999
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer               X Director
                                                        _ 10% owner
                                                        X Officer (Title): President
                                                        _ Other (Specify)
  X Filed by One Reporting Person.
  _ Filed by more than One Reporting Person.

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                   Common Stock
2. Transaction Date:                    12/30/99
3. Transaction Code:
4. Securities Acquired (A) or
     Disposed (D):     Amount:
                       A or D:
                       Price:
5. Amount of Securities
   Beneficially owned at end
   of Issuer's Fiscal Year:             500,000
6. Ownership Form:
     Direct (D) or Indirect (I):        D
7. Nature of Indirect
     Beneficial Ownership:

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                          N/A
2.  Conversion or Exercise Price of Derivative
     Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
5.  Number of Derivative Securities      (A):
     Acquired (A) or Disposed of (D):    (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of  Underlying  Securities:
     Amount or number of  Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially
     Owned  at end of Month:
10. Ownership of Derivative Securities;
     (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:







/s/    Rodney D.  Ford                         Date: 12/21/99
---------------------------------
 Rodney D.  Ford
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).